[THISTLE GROUP HOLDINGS, CO. LETTERHEAD]


June 6, 2002

VIA FACSIMILE AND U.S. MAIL
---------------------------

Mr. Seymour Holtzman
Jewelcor Companies
100 North Wilkes-Barre Boulevard
Wilkes-Barre, PA  18702

Dear Mr. Holtzman:

         This letter is in response to your May 28, 2002 letter and other correspondence. As you are aware, Thistle Group Holdings, Co. (the "company") offered on May 7, 2002 to repurchase up to 15% of its outstanding stock at a price between $11.50 and $12.50 per share. The Company announced on June 4, 2002 that it has increased the offer to $13.00 per share. The Company has received a fairness opinion from its financial advisor that the price offered is fair to stockholders and to the Company.

         As part of the Company's capital management strategy, the Company has repurchased approximately 33% of its outstanding stock. This is a method of enhancing shareholder value for the remaining shareholders of the Company. In contrast, any tender offer by a third party, such as yourself, does not cancel shares and does not improve shareholder value for the Company.

         In addition, for a third party to acquire more than 10% of the Company's outstanding stock, it must obtain regulatory approval or non-objection from the Office of Thrift Supervision ("OTS"). Such application generally takes several months to process. It is our understanding that you have made no filing for approval or non-objection with the OTS. Therefore, it does not appear that you have the ability to purchase up to 15% of the Company's outstanding common stock on June 20, 2002.

         Accordingly, as previously stated by the Company, the Company confirms its outstanding tender offer. The Board believes that it is in the best interest of the Company and its shareholders not to take any action which would impair the success of the Company's outstanding tender offer.

                                                     Sincerely,


                                                     /s/John F. McGill, Jr.
                                                     ---------------------------
                                                     John F. McGill, Jr.
                                                     Chairman of the Board

cc:      Board of Directors